October 17, 2005

Ms. Elaine Wolff, Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) Registration Statement on Form SB-2/A Filed September 15, 2005 Registration No. 333-121308

Dear Ms. Wolff:

In response to your discussion with our attorney, Mr. David J. Levenson, last week, we respectfully revise our response dated September 23, 2005 to your comment letter dated September 22, 2005, to Mr. Clark A. Marcus, our President and Chief Executive Officer.

Our revised conclusions are based upon multiple, highly-complex accounting standards and will result in significant revisions to the financial statements, footnotes and management’s discussion and analysis in our Registration Statement on Form SB-2/A. We respectfully request that you consider the propriety of our conclusions, and provide us with your comments, if any, either by telephone or in person if necessary, by Wednesday, October 19, 2005. It is our desire to file an amended Registration Statement yet this week.

COMMENT

Financial Statements

Financial Statements for the six months ended June 30, 2005

Note 8—Convertible Debentures

We note your response to our prior comment 2. Tell us how you have considered SFAS 133 and EITF 00-19 in determining that the conversion feature on your convertible debt is not an embedded derivative. In your response specifically address whether your obligation to issue shares upon conversion must be satisfied in registered shares. Additionally, tell us whether any terms in the debt agreements would require net cash settlement.

RESPONSE

We have further considered the accounting literature referred to in your comment and, as discussed in our Summary Conclusions, below, have revised our previous conclusions regarding the May Davis Convertible Debentures and the Divine Capital Convertible Debentures (collectively, the “Convertible Debentures.”).

In addition, we concluded that the accounting literature referred to in your comment (and other current accounting literature related to instruments with characteristics of both liabilities and equity) is relevant to our revised accounting for the Company’s Series C Preferred Stock.

Our considerations and revised conclusions are discussed further below. Appendix A, attached hereto, includes useful background information and the significant terms of the financial instruments discussed in our conclusions.

Summary Conclusions

Convertible Debentures:

In response to the specific question in the last sentence of your comment, there are no explicit terms in the debenture agreements that require the Company to net-cash settle the conversion features. However, we have concluded that physical or net-share settlement under the terms of the conversion features is not within the control of the Company pursuant to certain of the additional conditions (for equity classification) set forth in paragraphs 12-32 of EITF 00-19 Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, the Company’s Own Stock. Appendix B, attached hereto, provides a tabular presentation of EITF 00-19’s additional conditions and whether those conditions were met or not met. Certain conditions were not met.

Since the physical or net-share settlement under the conversion features are not within the control of the Company, net-cash settlement is assumed for accounting purposes. As a result, EITF 00-19 and FAS133 require bifurcation of the embedded conversion feature (a derivative financial instrument) from the host instruments and separate accounting for each instrument thereafter. As a derivative financial instrument, the bifurcated conversion feature is initially recorded and subsequently carried as a current liability at fair value. The host instrument continues to be accounted for under applicable standards.

Series C Preferred Stock:

The Series C Preferred Stock, which is mandatorily redeemable preferred stock, was initially issued with detachable warrants to purchase shares of common stock. As a result, the accounting for these instruments initially required allocation of the proceeds between the Series C Preferred Stock and the Warrants on a relative fair value basis. Accounting for the separate instruments subsequently follows accounting literature for each instrument.

(1) As it relates to the Series C Preferred Stock, FAS150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity requires that financial instruments that are issued in the form of shares that are mandatorily redeemable for cash or other assets on a fixed or determinable date be classified as liabilities. Since, as determined in Appendix B, physical or net-share settlement under the Series C Preferred Stock conversion or redemption features is not within the control of the Company, net-cash settlement is assumed. Therefore, both FAS150 and EITF 00-19 require classification of the Series C Preferred Stock as a liability.

FAS 150 further requires that (a) mandatorily redeemable instruments be initially recorded at fair value and (b) if the redemption amount varies or the redemption date is unknown, the instrument should be carried at the amount of cash that would be paid under the conditions specified in the contract if the shares were redeemed at the reporting date. As noted in Appendix A, the redemption or conversion amounts associated with the Series C Preferred Stock vary based upon the trading market price of the common stock. As a result, the Series C Preferred Stock must be recorded initially at fair value and subsequently adjusted to the cash amount that would be paid at each reporting date.

(2) As it relates to the Warrants, FAS 150 generally requires liability classification for instruments that represent, or are indexed to, an obligation to buy back the issuer’s shares regardless of whether the instrument may be settled on a net-cash or physical basis. Since, as determined in Appendix B, physical or net-share settlement under the Warrants is not within the control of the Company, net-cash settlement is assumed. Therefore, FAS150, EITF 00-19 and, in this instance, FAS133 require initial classification of the Warrants as a liability.

Given the above conclusions, the Warrants possess all characteristics of a derivative financial instrument that are set forth in FAS133 (an underlying, notional amount, no initial net investment and net-settlement). Accordingly, because of the mandatory liability classification, the warrants must be initially recorded at and subsequently carried at fair value pursuant to FAS133. (We note that a similar conclusion results from the application of FAS150 to this instrument.)

In summary, the Convertible Debentures, the Series C Preferred Stock and the Warrants will be recorded as liabilities in the Company’s financial statements, because physical or net-share settlement of the instruments is not within the control of the Company; and, therefore, net-cash settlement is assumed for accounting purposes. In each instance, the appropriate measurement methodology is fair value. In addition, due to the nature of the instruments and the requirements of the quoted accounting literature, each of the instruments must be adjusted to fair value at each reporting period through charges or credits to income.

The implementation issues that we addressed in developing our accounting models for these instruments are addressed in the next section.

IMPLEMENTATION OF THE CONCLUSIONS

Issue 1—Allocating the Basis of Hybrid Instruments (the Convertible Debentures) to the Host Contract and the Embedded Derivative:

Separating embedded derivative financial instruments from the host instrument is addressed in FAS133 and Statement 133 Implementation Issue No. B-6 Allocating the Basis of the Hybrid Instrument to the Host Contract and the Embedded Derivative of the Derivative Implementation Group (DIG).

In Issue B-6, the DIG considered three methods of allocation including (a) relative fair value approach, (b) recording the derivative at fair value and allocating the residual to the host and (c) recording the host at fair value and allocating the residual to the derivative. The DIG chose allocation method (b) to minimize the likelihood of recognition of an immediate gain or loss upon initially reporting the derivative at fair value.

In allocating the basis between the host instrument and the derivative, the Company properly applied the approach required by the DIG. However, notwithstanding the intention of the DIG in choosing method (b), in the case of the Convertible Debentures, the proceeds were less than the fair value of the derivative, resulting in the recognition of an immediate charge to income to reflect the derivatives at fair value in accordance with FAS133.

The following table sets forth the fair value calculations and proceeds:

	Fair Value of Host (1)	Fair Value of Derivative (2)	Proceeds
May Davis Debentures	$315,200	$565,197	$370,000

Divine Capital Debentures	$311,500	$729,683	$375,000

(1)
The fair value of the host instrument was determined using a discounted cash flow model using the Company’s weighted average borrowing rate for similar instruments, without conversion features, of 12.4%.

(2)	The fair value of the derivative was determined using an option-based approach (Black-Scholes), as described in Issue 3.

Since the proceeds provided insufficient basis to record the full fair value of the derivative financial instruments at inception, additional charges of $195,197 and $354,683 were required for the May Davis Debentures and the Divine Capital Debentures, respectively, to state the derivatives at fair value in accordance with FAS133. These instruments are subsequently adjusted to fair value at each reporting date.

The host instruments were initially recorded at zero under the allocation methodology. The resulting discount will be amortized through periodic charges to interest expense using the Effective Method in accordance with Accounting Principles Board Opinion No. 21. The effective interest rates are 395% and 390% for the May Davis Debentures and the Divine Capital Debentures, respectively.

Issue 2—Allocating the Basis of the Preferred Stock, Detachable Warrants and Preferred Stock Conversion Feature:

Because the Warrant is a freestanding derivative financial instrument, the guidance of B-6 of the DIG was determined not to be applicable related to allocating the basis between the preferred stock and the detachable warrants. Accordingly, the traditional “relative fair value” method, prescribed in Accounting Principles Board Opinion No. 14, was applied in allocating the proceeds/basis between the Preferred Stock and the Warrants. This conclusion is consistent with the requirements of paragraph 43 of EITF 00-19.

	Preferred Stock (1)	Warrants (1)	Total

Fair Values	$1,071,782	$976,000	$2,047,782

Relative Fair Values/Proceeds	$315,079	$286,921	$602,000

(1) The fair values were determined using an option-based approach (Black-Scholes), as described in Issue 3.

The Series C Preferred Stock and the embedded conversion feature were not considered for bifurcation and separate accounting pursuant to FAS133. Unlike the Convertible Debentures, the Series C Preferred Stock contracts do not provide for multiple settlement alternatives. That is, the holder of Series C Preferred Stock is entitled only to the delivery of common stock under the conversion or the redemption feature. In addition, paragraph 12b of FAS133 provides that contracts that are otherwise remeasured to fair value under otherwise applicable generally accepted accounting principles do not require bifurcation. As previously mentioned the Company concluded that the Series C preferred Stock must be carried as a liability and adjusted to fair value pursuant to FAS150.

Since each of the Series C Preferred Stock and the Warrant is required to be initially recorded at fair value under FAS150 and FAS133, respectively, the Company was required to record charges to income amounting to $756,703 and $689,079 upon initial recognition of the Series C Preferred Stock and the Warrants, respectively. These instruments are subsequently adjusted to fair value at each reporting date.

Issue 3—Determining Fair Values.

Par. 17 of FAS133 provides that “an entity shall recognize all of its derivative instruments in its statement of financial position as either assets or liabilities depending on the rights and obligations under the contracts; all derivative instruments shall be measured at fair value.” However, FAS133 does not prescribe any specific models for estimating fair value and, generally, retained the definition of fair value that was included in FAS107. Pursuant to FAS107, fair value represents “the amount at which an asset (liability) could be bought (incurred) or sold (settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

Intuitively, the Company initially considered that the counterparty would be entitled to the in-the-money spread (the settlement amount) if the holder required settlement on the convertible instruments and the Company was required to settle in cash. However, both FAS133 and FAS107 provide that a fair value model generally will include two components: (i) intrinsic value and (ii) time value. Neither component individually would rise to the definition of fair value for accounting purposes. Accordingly, the in-the-money spread (intrinsic valuation) is not available in the accounting for these instruments.

Further, the FASB in DIG B-22 also made the distinction between option-based contracts (rights to put or call) and forward-based contracts (rights to future cash flow) in connection with the bifurcation of embedded derivatives in hybrid contracts. Generally, the methodology for bifurcation of a hybrid instrument (i.e. convertible debt) in B-22 follows an option-based model. Based upon the consideration of this context, since the contracts are intended to be settled with trading common stock, and the delivery of trading common stock is not within the control of the Company, management has concluded that it is most probable that the counterparty would expect a settlement-amount relative to what they could otherwise settle the common stock (if received) in the public market; an option-based model.

The Company concluded that the most appropriate option-based valuation model is the Black-Scholes Model because it includes both an intrinsic component and a time value component required by FAS133 and FAS107 and it represents a common valuation method that the counterparty may employ to determine its option-based settlement rights. The Company notes that, given the assumptions appropriate for the use of Black-Scholes, the valuation resulted in an amount at or very near to the trading market price of the underlying common stock. This result is consistent with the probable expectation of the counterparty referred to in the preceding paragraph.

Finally, the Company believes that this methodology and its results are consistent with the SEC Observer’s requirements in par. 55 of EITF 00-19. In that statement, the SEC Observer stated that, “ASR 268 requires that to the extent conditions exist whereby holders may demand cash in exchange for their securities, the issuer must reflect the maximum possible cash obligation related to those securities outside of permanent equity. If the maximum amount that could be required to settle the contract is not known because it is contingent on the market value of the underlying security, then the amount to be classified outside of permanent equity should be calculated based on the market price of the underlying security as of the balance sheet date.” The Company believes that the Black-Scholes is an appropriate model under which to value the instrument based upon the market price of the underlying security as of the balance sheet date.

Issue 4—Income Statement Classification of Fair Value Adjustments.

As it relates to the Series C Preferred Stock, FAS150 provides that because mandatorily redeemable “equity” instruments are liabilities, any dividends or accretion on such instruments are presented as interest expense. The Company believes that the fair value adjustments and the cumulative dividend element should be recorded as interest expense.

As it relates to the derivative financial instruments that result from this accounting, FAS133 provides that the initial fair value adjustments and all subsequent fair value adjustments result in charges or credits to income. Similar to mandatorily redeemable equity instruments, above, since the instruments are liabilities, fair value adjustments associated with these instruments are presented as interest expense.

Issue 5—Earnings Per Share

In computing diluted earnings per share, FAS128 requires use of the reverse treasury stock method to account for the dilutive effect of written put options and similar contracts that are "in the money" during the reporting period. Under that method, the incremental number of shares is computed as (a) the number of shares that would need to be issued for cash at the average market price during the period to obtain cash to satisfy the put obligation less (b) the number of shares received from satisfying the put. Statement 128 states that purchased options should not be reflected in the computation of diluted EPS because to do so would be antidilutive. (EITF 00-19, par. 48)

Although the derivative financial instruments resulting from the Convertible Debentures and the Series C Preferred Stock are “in the money” contracts, the effects of inclusion of the incremental shares in dilutive earnings per share would be anti-dilutive.

* * * * *

The conclusions reached in this letter are incorporated in the proposed financial statements and proposed footnotes included in Appendix C and Appendix D, respectively.

This response, along with the supporting data has been prepared with the assistance of Mr. William Lougheed of the independent public accounting firm of Lougheed, Scalfaro & Company. Our independent accountants, Brimmer, Burek & Keelan LLP, have reviewed these responses and revised financial statements and concur with same.

We appreciate your consideration of our revised conclusions to your comment of September 22, 2005. We would be pleased to discuss, either by telephone or in person (if necessary) our conclusions and your questions, if any. Please respond by Wednesday, October 19, 2005, as it is our desire to file an amended Form SB-2 yet this week.

Sincerely yours, /s/ James L. Koenig James L. Koenig Acting Chief Financial Officer

cc:	David J. Levenson, Esq. Michael McTiernan Cicely Luckey Robert Telewicz

Attachments:

Appendix A—Background Information
Appendix B—Considerations for Equity Classification under EITF 00-19
Appendix C—Proposed Balance Sheet and Income Statement Presentation
Appendix D—Proposed Footnote Disclosures

APPENDIX A

BACKGROUND INFORMATION: The following background information is provided for the financial instruments referred to in the introductory paragraph.

May Davis Debentures:

During the period from February 10, 2004 to December 27, 2004, the Company issued the May Davis Convertible Debentures (“MD-Debentures”). The MD-Debentures were issued in eleven (11) traunches for aggregate proceeds of $370,000. Significant terms of the May Davis Debentures are as follows:

•	Stated annual interest rate: Annual rate of 7%, payable in cash or common stock at the Company’s option, upon conversion or upon the stated maturity date
•	Stated maturity date: Three (3) years following the closure of each traunch
•
Conversion features: Convertible at any time into common stock, at the holder’s option, at the lesser of (a) 120% of the closing date published closing bid price of the Company’s common stock or (b) 75% of the lowest published closing bid price of the Company’s common stock during the five-day period immediately preceding the holder’s exercise of its conversion option. If not extinguished prior to the stated maturity date, by payment or conversion, the MD-Debentures automatically convert to common stock, using the same conversion rate methodology as the optional conversion.

•
Registration rights: The Company provided holders registration rights, which rights provide for monthly liquidating damages of 2% of the face value of the debentures commencing 150 days after issuance (defined as the “targeted effective date”), if an effective registration statement is not achieved.

Series C Preferred Stock and Warrants:

During August 2004, the Company issued 84 shares of newly designated Series C Mandatory Convertible Preferred Stock (“Series C Preferred Stock”) and detachable warrants to purchase 400,000 shares of common stock (“Warrants”). The Series C Preferred Stock and Warrants were issued in two (2) traunches for aggregate proceeds of $602,000. Significant terms of the Series C Preferred Stock and the Warrants are as follows:

Series C Preferred Stock:

•	Dividend rights: 6% of the liquidation value, cumulative, payable in cash or stock, at the holders’ option
•	Liquidation rights: $10,000 per share, in cash
•	Voting rights: none
•
Conversion rights: Convertible at any time into common stock, at the holder’s option, at the lesser of (a) $2.88 per common share or (b) 75% of the lowest published closing bid price of the Company’s common stock

•	Mandatory redemption: Mandatory redemption on July 30, 2006 at the same conversion rate as the conversion rights

Warrants:

•	Shares 400,000
•	Strike price: $2.40
•	Term: Five (5) years

Divine Capital Debentures:

During the period from March 28, 2005 to June 30, 2005, the Company issued Divine Capital Debentures (“DC-Debentures”). The DC-Debentures were issued in three (3) traunches for aggregate proceeds of $375,000. Subsequent to June 30, 2005, the Company issued an additional tranunch for $25,000. Significant terms of the DC-Debentures are as follows:

•	Stated annual interest rate: Annual rate of 6%, payable in cash or common stock on the stated maturity date, at the holders’ option
•	Stated maturity date: Three (3) years following the closure of the final traunch
•
Conversion features: Convertible at any time into common stock, at the holder’s option, at 75% of the lowest published closing bid price of the Company’s common stock during the twenty-day period immediately preceding the holder’s exercise of its conversion option.

•
Mandatory redemption: If not extinguished prior to the stated maturity date, by payment or conversion, the DC-Debentures may, at the Company’s option, be converted to common stock at rates ranging from 120% to 131% of the published closing bid price of the Company’s common stock on the date of issuance.

•
Registration rights: The Company provided holders registration rights, which rights provide for monthly liquidating damages of 2% of the face value of the debentures commencing 120 days after issuance (defined as the “targeted effective date”), if an effective registration statement is not achieved.

APPENDIX B

The following additional considerations (for equity classification) are set forth in paragraphs 12-32 of EITF 00-19. The conditions were considered with respect to the May Davis Debentures (MD); the Divine Capital Debentures (DC); the Series C Preferred Stock (SCP); and, Warrants (W) issued with the SCP.

Conditions that we concluded were met, we responded “Yes.” Conditions that we concluded were not met, we responded “No.”

Conditions	MD	DC	SCP	W

1. The contract must permit the company to settle in unregistered shares. (a)	No	Yes	No	No

2. The company must have sufficient authorized and unissued shares available to settle the contract after considering all other commitments. (b)	No	No	No	Yes

3. The contract contains an explicit limit on the number of shares to be delivered in a physical share settlement. (b)	No	No	No	Yes

4. There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC. (c)	No	No	Yes	Yes

5. There are no required cash payments to “make-whole” the counterparty.	Yes	Yes	Yes	Yes

6. The contract requires net-cash settlement only if specific circumstances in which holders of shares of the same class as those underlying the contract would also receive cash in exchange for their shares.
	NA	NA	Yes	NA

7. There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of the stock underlying the contract.	Yes	Yes	No	Yes

8. There is no requirement in the contract to post collateral.	Yes	Yes	Yes	Yes

(a) The Debenture contracts do not explicitly state that it may be settled in unregistered shares, but provides for liquidating damages should registered shares not be delivered. The Preferred Stock and Warrants require settlement in registered shares.
(b) The variable conversion terms (see Appendix A) may result in insufficient authorized shares available for issuance should the common stock trading price fall to a minimal value.
(c) Registration Rights Agreements associated with the Debentures provide for cash penalties for non-filing of required reports with the SEC. Also see A.

APPENDIX C
THE AMACORE GROUP, INC.
BALANCE SHEETS

	June 30,	December 31,
	2005	2004
ASSETS	(Unuudited)	(Restated)
Current assets:
Cash	$31,542	$7,408
Accounts receivable (net of $50,000 allowance for doubtful accounts)	25,033	50,184
Non-trade receivables and employee receivables	36,252	46,050
Prepaid expenses and deposits	18,750	132,334

Total current assets	111,577	235,976

Fixed assets (net of accumulated depreciation)	29,377	33,514
Intellectual property (net of accumulated amortization)	2,249,935	2,307,572

Total asset	$2,390,889	$2,577,062

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$827,807	$788,745
Loans and notes payable	801,450	801,950
Accrued expenses and payroll taxes	458,512	315,529
Deferred compensation - related party	623,824	582,720
Deferred revenue	75,906	32,945
Redeemable preferred stock	938,183	1,027,533
Derivative financial instruments	1,352,223	843,649
Total current liabilities	5,077,905	4,393,071

Convertible debenture	80,455	15,291
Deferred Revenue	41,101	154,044

Total liabilities	5,199,461	4,562,406

Stockholders’ Equity (Deficit)
Preferred Stock, $.001 par value, 20,000,000 shares authorized; Series A convertible preferred stock; 1,500 shares authorized; 155 and 155 shares issued and outstanding, respectively (aggregate liquidation value: $155,000)	-	-
Common stock A ($.001 par value; 80,000,000 shares authorized; 28,319,780 and 23,174,173 shares issued and outstanding, respectively.)	28,320	23,170
Common stock B ($.001 par value; 20,000,000 shares authorized; 5,302,802 shares and 4,462,802 shares issued and outstanding, respectively.)	5,303	4,463
Additional paid-in capital	53,539,448	52,188,670
Accumulated deficit	(56,381,643	(54,201,647)

Total stockholders’ equity (deficit)	2,808,572	(1,985,344)
Total liabilities and stockholders’ equity (deficit)	$2,390,889	$2,577,062

THE AMACORE GROUP, INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2005 AND
YEAR ENDED DECEMBER 31, 2004

	June 30,	December 31,
	2005	2004
REVENUES
Membership fees	$198,755	$163,279

OPERATING EXPENSES
Depreciation	3,787	3,252
Amortization of intellectual property	57,690	-
Rent	62,970	124,468
Consulting expense	873,554	31,217,164
Payroll expense	750,764	3,560,036
Professional expense	183,844	376,422
Insurance expense	70,799	129,608
Travel and entertainment	62,566	287,274
Marketing expense	-	483,000
Contract labor	35,415	46,931
Bad debt expense	-	106,185
Office expense	21,821	70,839
Relocation expense	-	43,696
Telephone	25,477	43,219
Trade shows	5,964	45,612
Selling, general and administrative expenses	134,819	259,299

Total expenses	2,289,470	36,797,005

Operating loss from operations before other income and expense	(2,090,715)	(36,633,726)

OTHER INCOME (EXPENSE)
Interest expense	(309,233)	(2,676,965)
Settlement expense	-	(14,327)

Total other income (expense)	(309,233)	(2,691,292)

Net loss available to common stockholders	$(2,399,948)	$(39,325,018)

Basic and diluted loss per share	$(0.80)	$(1.91)

Basic and diluted weighted average number of common shares outstanding	30,127,011	20,608,587

APPENDIX D

Disclosure requirements for the derivative financial instruments that result from this accounting are set forth in paragraphs 50-52 of EITF 00-19 and paragraphs 44 and 45 of FAS133. Disclosure requirements for mandatorily redeemable preferred stock are set forth in paragraphs 26-28 of FAS150. Following are our proposed footnote disclosures:

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Convertible Debentures

The Company reviews the terms of convertible debt securities for indications requiring bifurcation, and separate accounting, for the embedded conversion feature. Generally, embedded conversion features where the ability to physical or net-share settle the conversion option is not within the control of the Company are bifurcated and accounted for as derivative financial instruments. (See Derivative Financial Instruments below). Bifurcation of the embedded derivative instrument requires allocation of the proceeds first to the fair value of the embedded derivative instrument with the residual allocated to the debt instrument. The resulting discount to the face value of the debt instrument is amortized through periodic charges to interest expense using the Effective Interest Method. (See Note 8.)

Derivative Financial Instruments

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow or market risks. However, certain other financial instruments, such as warrants and embedded conversion features that are indexed to the Company’s common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period. Fair value for option-based derivative financial instruments is determined using the Black-Scholes Valuation Model. See Note 13.

Redeemable Preferred Stock

Redeemable securities, such as the Company’s Series C Redeemable, Convertible Preferred Stock (the “Series C Preferred Stock”), is carried as a liability when physical or net share settlement is not within the Control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even though the terms of the underlying contract do not provide for net-cash settlement. The Series C Preferred Stock was initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period. Fair value for option-based derivative financial instruments is determined using the Black-Scholes Valuation Model. See Note 9.

NOTE 3—RESTATEMENTS

Forgiveness of accrued expenses

The Company ascertained additional information subsequent to issuing its financial statements for December 31, 2003 regarding the forgiveness of payroll liability in the amount of $928,639 to its principle officers. The forgiveness of the accrued liability for officers’ compensation was recorded as a forgiveness of debt income in the Statement of Operations. It was reclassified as a contribution to capital in the financial statements presented. Therefore, the financial statements for 2003 were restated to reflect that change by reducing income and increasing paid in capital for that amount.

Acquisition of LBI

The Company acquired the assets and customer goodwill of LBI in 2004 for $483,000 and originally recorded the acquisition as goodwill since there were no significant assets acquired. It was later determined that the lack of significant assets and historical income would not allow for the treatment of LBI as a business and, therefore, the acquisition was recorded as marketing expense. Therefore, the financial statements for 2004 were restated to reflect the change by increasing operating expense and reducing goodwill for that amount.

Financial Instruments

The Company corrected its accounting for (a) derivative financial instruments to conform to the requirements of Statements of Financial Accounting Standards No. 133, as amended, and (b) instruments with characteristics of both equity and liabilities to the requirements Statements of Financial Accounting Standards No. 150. Embedded conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments and, in all instances; derivative financial instruments have been recorded as liabilities and are carried at fair value. Other convertible or redeemable instruments where physical or net-share settlement is not with the Company’s control are recorded as liabilities and carried at fair value. Fair value adjustments included in restated earnings (loss) related to these instruments amounted to ($70,023) and ($916,381) during the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

NOTE 8—CONVERTIBLE DEBENTURES

Convertible debentures consist of the following as of June 30, 2005 and December 31, 2004:

	June 30, 2005	December 31, 2004
Face value $343,500, 7% Convertible Debentures, due between February 10, 2007 and December 27, 2007 (a)	$78,499	$15,291

Face value $375,000, 6% Convertible Debentures due between March 28, 2008 and June 30, 2008 (b)	1,956	--
	$80,455	$15,291

(a) During 2004, the Company entered into a debt agreement to issue up to $400,000 convertible debentures. During the period February 10, 2004 and December 27, 2004, $370,000 face value of the debentures was issued. The debentures are immediately convertible into common stock of the Company, together with 7% interest, which is payable in either cash or common stock, at the option of the Company. The conversion price is the lesser of (a) 120% of the closing bid on the closing day, or (b) 75% of the lowest closing bid price of the common stock during the five trading days immediately preceding the conversion date. Proceeds from the 7% Convertible Debentures were allocated first to the embedded conversions feature and the residual to the debenture. See Note 13 Financial Instruments. The resulting discount amounted to $370,000 which is being amortized through periodic charges to interest expense using the effective method.

As of June 30, 2005, $26,500 of the debentures had been converted into 224,443 shares of common stock at conversion rates between $0.1125 and $0.16. The conversion resulted in a loss on conversions of $20,684 that is included in interest expense.

(b) During March 2005, an agreement was signed whereby Divine Capital would raise up to $1.0 million of three-year, 6% convertible debentures. In March, 2005 the Company received an initial investment of $305,000 from that financing arrangement and an additional $70,000 during the second quarter of 2005. The debentures are convertible into shares of the Company’s Class A common stock at a conversion price equal to 75% of the lowest closing bid price per share for the twenty days immediately preceding the date of conversion, or as otherwise provided in the debentures. Proceeds from the 6% Convertible Debentures were allocated first to the embedded conversion feature and the residual to the debenture. See Note 13 Financial Instruments. The resulting discount amounted to $375,000 which is being amortized through periodic charges to interest expense using the effective method.

The conversion of the debentures becomes mandatory on the third anniversary date of the final closing. The Company may, at its option, call for the redemption of all or part of these debentures, at any time prior to their maturity. The Company agreed to, and has, filed a Registration Statement to cover the resale of the shares issuable upon the conversion of the debentures. The debentures will be issued to less than thirty-five accredited investors in reliance upon the exemption provided by Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

(c) The effective interest rate used to amortize the debt discount on the 7% Convertible Debentures and the 6% Convertible Debentures amounted to 395% and 390%, respectively. Amortization of the discounts, which is included in interest expense, amounted to $70,980 and $15,291 during the six months ended June 20, 2005 and the year ended December 31, 2004, respectively.

NOTE 9—PREFERRED STOCK

In August 2004, the Company raised a total of $602,000 from the sale of (a) 86 shares of Mandatory Convertible Series C, 6% Cumulative, Preferred Stock, par value $0.001 per share (the “Series C Preferred Stock”) and (b) detachable warrants to acquire 400,000 shares of common stock at a strike price of $2.40 per share over a term of five years (the “Warrants”).

Each share of Series C Preferred Stock may be converted at any time until July 30, 2006, when conversion becomes mandatory. At the time of conversion, each share shall be deemed to have a value of $10,000 and is convertible into Class A common stock at the lesser of $2.88 per common share or 75% of the lowest closing bid price during the five days immediately prior to the conversion. As part of the agreements with these two entities, the Company agreed to register shares which are issuable upon the conversion of the Warrants and the Series C Convertible Preferred Stock. In addition, for each share of Series C Convertible Preferred Stock purchased by them, they have the right to purchase up to 1% of the issuances of equity securities issued under subsequent funding transactions.

The Series C Preferred Stock and the Warrants (See Note 13 Financial Instruments) are carried as liabilities because physical or net-share settlement is not within the Control of the Company. The proceeds from the offering were allocated to the individual securities based upon their relative fair values, and adjustments to adjust each instrument to fair value were recorded as charges to interest expense. The following tabular presentation reflects the initial fair values and charges to interest expense:

	Fair Value	Relative Fair Value	Fair Value Adjustment
Series C Preferred Stock	$1,071,782	$315,079	$756,703
Warrants	976,000	286,921	689,079
	$2,047,782	$602,000	$1,445,782

During the six-months ended June 30, 2005 and the year ended December 31, 2004, the Company recorded adjustments (credits) of ($44,249) and ($89,350) to interest expense to adjust the Series C Preferred Stock to fair value. Fair value for option-based financial instruments is determined using the Black-Scholes Valuation Model. Significant assumptions as of June 30, 2005 and December 31, 2004, respectively, included: strike price-$0.17 and $0.58; volitility-249% and 249%; term-remaining term of conversion feature; and, risk free rate-3.82% and 3.82%.

Since the Series C Preferred Stock is carried as a liability, the cumulative dividend feature requires recognition of the dividend, whether or not declared, as interest expense. Interest expense amounted to $25,800 and $17,200 during the six months ended June 30, 2005 and the year ended December 31, 2004, respectively.

NOTE 13—FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments (other than Derivative Financial Instruments)

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value because of their short maturity. The carrying amounts of loans and notes payable approximates fair value based on interest rates that approximate market interest rates for these instruments. Redeemable preferred stock is carried at fair value in the accompanying financial statements.

The fair values of the 7% Convertible Debentures and the 6% Convertible Debentures amount to approximately $315,200 and $311,500, respectively, as of June 30, 2005. (See Note 8—Convertible Debentures). Fair values for the convertible debentures were calculated at net present value using the Company’s weighted average borrowing rate of 12.4% for debt instruments without conversion features applied to total future cash flows of the instruments.

Derivative Financial Instruments

The caption derivative financial instruments consist of (a) the embedded conversion feature bifurcated from the 7% Convertible Debentures, (b) the embedded conversion feature bifurcated from the 6% Convertible Debentures and (c) the Warrants issued in connection with the Series C Preferred Stock. (Also See Note 8—Convertible Debentures and Note 9—Redeemable Preferred Stock). These derivative financial instruments are indexed to an aggregate of 6,387,500 shares of the Company’s common stock as of June 30, 2005 (1,136,318 shares at December 31, 2004) and are carried at fair value. The following tabular presentations set forth information about the derivative instruments.

As of and for the six months ended June 30, 2005:

	7% Convertible Debentures	6% Convertible Debentures	Warrants	Total
Fair value	$580,723	$687,500	$84,000	$1,352,223
Fair value adjustments:
Contract inception	$--	$354,683	$--	$354,683
End of period	41,074	(42,183)	(220,000)	(221,109)
Total period	$41,074	$312,500	$(220,000)	$133,574

As of and for the year ended December 31, 2004:

	7% Convertible Debentures	6% Convertible Debentures	Warrants	Total
Fair value	$539,648	$--	$304,000	$843,648
Fair value adjustments:
Contract inception	$195,197	$--	$689,079	$884,276
End of period	(25,548)	--	(672,000)	(697,548)
Total period	$169,648	$--	$17,079	$186,727

Fair value for option-based financial instruments is determined using the Black-Scholes Valuation Model. Significant assumptions as of June 30, 2005 for the embedded conversion feature on the 7% Convertible Debentures, the embedded conversion feature on the 6% Convertible Debentures and the Warrants, respectively, included: strike price-$0.12, $0.12 and $2.40; volitility-249% for all instruments; term-remaining term of conversion feature for all instruments; and, risk free rate-3.82% for all instruments. Significant assumptions as of December 31, 2004 for the embedded conversion feature on the 7% Convertible Debentures and the Warrants, respectively, included: strike price-$0.50 and $2.40; volitility-249% for all instruments; term-remaining term of conversion feature for all instruments; and, risk free rate-3.82% for all instruments.